UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated June 1, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Statement on Business Conduct dated June 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	June 1, 2016	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

Enbridge
Living our values in everything we do.
Our Statement On Business Conduct

Table of Contents
i
Introduction
Message from Al Monaco / 7
Living our Enbridge Values / 8
The Importance of our Statement on Business Conduct / 10
Our Responsibilities / 11
People Leaders / 12
The Importance of Speaking Up and Seeking Help / 13
Enbridge Ethics and Conduct Hotline / 14
Retaliation is Strictly Prohibited / 15
Navigating the Gray: Ethical Decision Making / 16
How Enbridge Upholds the Statement / 17

Integrity
Avoiding Conflicts of Interest / 20
Protecting Enbridge Assets / 28
Managing Records Responsibly / 32
Ensuring Proper Accounting, Financial Reporting and Public Disclosure / 34
Preventing Fraud / 36
Avoiding Insider Trading and Tipping / 38
Preventing Bribery, Corruption and Illegal Financing Activity / 40
Operating Regulated Businesses / 42
Competition and Anti-Trust Laws / 44
Responding to Inquiries from Shareholders, Financial Analysts and the Media / 46
Using Social Media Responsibly / 48

Safety
Promoting a Safe and Healthy Workplace / 52
Protecting the Environment / 56
Maintaining an Alcohol and Drug-Free Workplace / 58

Respect
Promoting an Inclusive and Respectful Workplace / 62
Respecting Human Rights and Conducting Business in a Socially Responsible Manner / 64

Our Statement on Business Conduct
Introduction
i

A Message from Al Monaco
Dear Colleagues,
What we do every day matters to millions of people. By connecting energy supply to where it is needed–to keep us warm, take us places, power our industries, schools and hospitals and fuel our economy–we support prosperity and quality of life for millions of people across North America. The energy we deliver enables North Americans to achieve their fullest potential.
We are proud that Enbridge makes an essential contribution to our society and we must never forget the responsibilities placed upon all of us. We are stewards of a large, complex organization that transports, distributes and generates energy and that will evolve considerably over time as global and environmental conditions change. The people with whom we interact–our colleagues, Indigenous communities, business partners, customers, investors, land owners and members of the public–count on us to do our work safely, reliably and in an environmentally responsible way, respecting their interests and always conducting ourselves and our business with integrity. The Enbridge values–Integrity, Safety and Respect–guide and support us as we work to secure Enbridge’s success, now and in the future.
The Enbridge Statement on Business Conduct reflects both the vital role we play in people’s lives and the important responsibilities that are placed upon us. Without trust, we do not have a business. The best way to continue to earn and preserve the trust of those who count on us is to look to our values and our Statement on Business Conduct to guide our decisions and our actions. More than just a rule book or a compliance manual, it gives practical guidance to help us recognize and address areas of uncertainty and risk, make the right choices and act in a principled way. Doing so will not only foster a culture in which we can thrive, it will enable us to continue to build an even stronger, more resilient and performance-driven company.
Sincerely
Al Monaco
President & Chief Executive Officer

Living our Enbridge Values
Every day, Enbridge transports, distributes and generates energy to millions of people. We earn their trust by living the Enbridge values in everything we do.
Integrity
• Maintain truth in all interactions
• Do the right thing; do not take the easy way out
• Take accountability for our actions, without passing the blame to others
• Follow through on commitments
Our Communities
• Support the company’s effort in strengthening the communities in which we live and work
• Support the volunteerism efforts of our fellow employees
Safety
• Relentlessly ensure the safety of our communities, customers, contractors, partners and employees
• Take a proactive approach to identifying and preventing safety issues
• Take immediate action when a safety issue is identified
• Continually seek ways to improve safety performance
The Environment
• Consider the potential short and long term environmental impacts before proceeding with any activity
• Consistently strive to minimize our environmental footprint
Respect
• Value the contributions of others
• Take the time to understand the perspective of others
• Treat everyone with unfailing dignity
Each Other
• Share knowledge and experience to help others
• Encourage individual development of each other
• Work collaboratively to achieve common goals
8 Our Statement on Business Conduct | Introduction
Integrity
Safety
Respect
We live our values in support of
Our Communities
The Environment
Each Other

The Importance of our Statement on Business Conduct
Our behavior defines our character in the eyes of others. The right character and behavior matter to us because they are the basis for the trust Enbridge needs to succeed as a company. By acting in ways that reflect and support the Enbridge values, we contribute to a positive and powerful culture that enables us to perform to our full potential. The Statement on Business Conduct (the Statement) is our guide to the behavior and standards of conduct we should expect of ourselves and each other.
Enbridge operates our business in a complex, dynamic world in which risks are present. We have obligations that are often defined by complex laws and regulations. The Statement shows us how to apply our values and it enables us to recognize and avoid situations that could lead to problems. When difficult situations are unavoidable, the Statement helps us to navigate them, directing us to additional resources or help when appropriate.
Please remember that the Statement is not only a matter of doing what the law and Enbridge policies require us to do; it is about doing the right thing. It helps us build and strengthen mutually beneficial and lasting relationships with our employees, regulators, communities, customers, business partners and investors. When we interpret the Statement, we must observe both the spirit as well as the literal meaning of the Statement’s language.
10 Our Statement on Business Conduct | Introduction
Our
Responsibilities
The Statement applies to Enbridge Inc., its subsidiaries and controlled entities (collectively “Enbridge”) as well as their directors, officers, employees, consultants and contractors in all countries where Enbridge conducts business.
We must always act in accordance with the Statement and all applicable Enbridge policies and laws. Additionally, we should always seek guidance from our People Leaders or the other Enbridge resources listed on page 13 when needed. Any suspected or actual violations of the Statement, Enbridge policies or the law must be reported to our People Leaders or any of the resources listed on page 13.

People Leaders
While everyone who works at Enbridge has a duty to know and comply with the Statement, Enbridge’s People Leaders have additional responsibilities to uphold the Statement and Enbridge’s values.
People Leaders are responsible for:
• Modeling appropriate behaviors that are consistent with the Statement and the Enbridge values
• Being knowledgeable about the Statement, as well as the policies and procedures that may apply to them and the people they lead
• Fostering a positive work environment where only legal, ethical and respectful actions are acceptable – and ensuring that everyone under their direction is accountable for their behavior
• Promoting open communication and trust in the workplace so that employees and contractors feel secure about voicing concerns, without any real or implied threat of retaliation
• Responding promptly when employees or contractors raise concerns and escalating those concerns when necessary to Human Resources, Law or the Compliance Department
• Holding the people they lead accountable for compliance with the Statement
12 Our Statement on Business Conduct | Introduction
The Importance of Speaking Up and Seeking Help
A culture that encourages us to voice our concerns will help Enbridge maintain its reputation as a great place to work. If something does not feel right, each of us should feel empowered to take action without fear of retaliation. We have an obligation to speak up when we witness behavior that could violate the Statement, the Enbridge values or the law. There are several ways to seek guidance or report a possible violation, including speaking to:
• Your People Leader
• The Human Resources Department
• The Law Department
• Your Business Unit Compliance Officer
• The Chief Compliance Officer
• The Enbridge Ethics and Conduct Hotline
Voicing concerns early can prevent a minor issue from becoming a major problem.

Enbridge Ethics and Conduct Hotline
The Enbridge Ethics and Conduct Hotline (Hotline) is operated by an independent third party that provides confidential reporting services to many North American companies and is available 24/7. Reports to the Hotline may be communicated through a toll-free telephone number or through a secure internet portal.
Confidentiality is respected in every case to the extent permitted by policy or law. While making a report, you have the option to identify yourself or to remain anonymous. If you choose to remain anonymous, in some cases it may limit Enbridge’s ability to investigate the issue effectively. If you report a concern through the Hotline, you will be provided with a reference number that enables the responsible Enbridge Business Unit Compliance Officer to communicate with you through the Hotline’s secure internet portal without the need for you to provide any identifying information. If you choose to remain anonymous, you should check in with the Hotline periodically in case additional information is requested by Enbridge’s Compliance Department to assist with the investigation. The Hotline should be used when you are uncomfortable reporting issues via other established channels within Enbridge. Examples of issues that may be reported through the Hotline include allegations of fraud or financial impropriety, serious misconduct, conflicts of interest, breaches of confidentiality or inappropriate use of Enbridge resources. The Hotline should not be used to report trivial issues or complaints about workplace relationships, performance evaluations, wages or benefits, unless the issue involves a potential violation of Enbridge policies or suspected illegal or unethical behavior.
The Enbridge Ethics & Conduct Hotline
1.866.571.4989
enbridgehotline.com
Report matters relating to:
1. Conflicts of interest
2. Fraud
3. Misuse of assets
4. Financial concerns
5. Environment, health and safety concerns
6. Policy violations
14 Our Statement on Business Conduct | Introduction
Retaliation is Strictly Prohibited
Enbridge does not allow retaliation against anyone who makes a report (either internally or to a government authority) or otherwise participates in or assists with an investigation. We all have a duty to protect Enbridge’s employees and contractors against threats of retaliation or actual retaliation by other Enbridge employees or management. An act of retaliation violates the Statement and in many cases it may also be against the law. Any acts of retaliation or attempted retaliation will result in discipline, up to and including termination. However, disciplinary action may be taken against an employee or contractor if he or she participated in a prohibited activity, even if he or she reported it. Additionally, disciplinary action, up to and including termination, may be taken against anyone who makes a report or allegation that he or she knows to be false.

Navigating the Gray: Ethical Decision Making
Ethical dilemmas are rarely black and white. While we are always encouraged to seek guidance from our People Leaders, Compliance, Human Resources or Law, the model set out below may help us arrive at ethical decisions that are in alignment with the Statement and the Enbridge values.
Stop
Don’t proceed. Seek help from the resources listed on page 13
Start here Is the decision or action legal? no yes ? Is it consistent with our values? no yes ? Is it consistent with the Statement and Enbridge policies? no yes ? Would I be able to defend my decision with confidence if it was publicly disclosed? no yes ? Proceed with confidence
Seek Advice
If the Statement or an Enbridge policy doesn’t answer your question, there are other resources available to you. See page 13
16 Our Statement on Business Conduct | Introduction
How Enbridge Upholds the Statement
Annual Training and Certification
On the commencement of employment with Enbridge and annually thereafter, all Enbridge employees and provisioned contractors are required to complete a Statement on Business Conduct training course and certify compliance with the Statement. Additionally, employees and provisioned contractors are also required to disclose any actual or potential conflicts of interest.
Investigations
Enbridge investigates all reports of violations or suspected violations of the Statement promptly, fairly and in accordance with our legal responsibilities. Employees, contractors and consultants must cooperate and be truthful when asked to participate in or give statements during the course of an investigation.
Enforcement
Failure to comply with the Statement and all other Enbridge policies may result in disciplinary action, up to and including termination of employment or contract.
Enbridge employees, contractors and consultants have an affirmative duty to report violations of the Statement or Enbridge policies. Failure to report violations of the Statement or Enbridge policies may also be grounds for disciplinary action. Disciplinary action can also result for anyone who interferes or refuses to cooperate with an investigation into alleged or potential violations of the Statement.

Our value of
Integrity
1
Living our Enbridge value of Integrity is key to maintaining the trust and confidence of the people with whom we interact. We pride ourselves on doing the right thing and not taking the easy way out, regardless of how difficult it may be. We maintain truth in all of our dealings, take accountability for our actions and follow through on our commitments.

Avoiding Conflicts of Interest
We compromise the trust placed in us when we put, or appear to put, our personal interests in conflict with Enbridge’s interests. A conflict of interest, or even the appearance of a conflict, can negatively affect our business and reputation. Business decisions must be based on sound and objective judgment, without any concern or possibility that our decisions or objectivity could be influenced by personal considerations. Most conflicts of interest can be avoided or addressed if they are promptly disclosed and properly managed. If we find ourselves in a position where our objectivity could be questioned due to a personal relationship, interest or activity, we must immediately disclose the situation to our People Leaders and our Business Unit Compliance Officer and seek guidance about how to address it.
We must use our best efforts to arrange our personal and family relationships, financial interests and outside activities so they do not conflict, or appear to conflict, with our responsibilities to Enbridge.
Seek Guidance
The Statement does not contain an exhaustive list of all potential conflict of interest situations. As a first step, you must ask yourself the questions listed below to determine whether you might be placing yourself in a conflictı of interest.
• Will I feel obligated to someone else?
• Is there a chance – however small – that my independent judgment will be compromised?
• Would my decision or action give the appearance of divided loyalty?
If you answered “yes” to any of these questions, it is likely that your decision or action will result in a real or perceived conflict of interest.
If you are unsure about how to proceed, you must seek guidance from your People Leaders and the Compliance Department.
20 Our Statement on Business Conduct | Integrity
As a General Rule, we Avoid Conflicts of Interest by:
How We Work
Awareness
• Always being aware of situations that could create an actual, perceived or potential conflict of interest
Responsibility
• Never allowing anything we do, whether on the job or in our free time, to conflict with our responsibilities to Enbridge
Judgment
• Never allowing a personal relationship or activity to impair our ability to use independent, objective judgment when acting on Enbridge’s behalf
Investments and Financial Interests
We avoid conflicts of interest arising from our investments or financial affairs by:
• Ensuring that our own investments and business relationships do not interfere with our ability to act in the best interests of Enbridge at all times
• Disclosing investments or holdings (whether direct or indirect) of five percent or more in any entity doing business with Enbridge

Avoiding Conflicts of Interest: How We Work continued from previous page
Gifts and Entertainment
We never ask for gifts or entertainment, nor do we accept or give gifts or entertainment that might improperly influence business decisions.
Strong relationships with our customers and business partners are essential and often contribute to Enbridge’s success. Sometimes we provide or receive business courtesies, such as reasonable entertainment and modest gifts. We never allow these courtesies to affect our ability to make objective business decisions or to create the appearance that our objectivity has been compromised.
In some cases, giving or accepting business courtesies, such as favors, gifts, entertainment, discounts, meals, accommodation or transportation might create a perception that these courtesies were granted in order to influence business decisions. We must always be on guard to prevent such a perception from arising.
Never accept or offer gifts that:
• Are in the form of cash or cash equivalents, such as gift certificates or vouchers, except gift cards or gift certificates of modest value (recommended limit of $50 Canadian or U.S.)
• May have significant value or appear so to others
• Are suggestive of special treatment
It is never permissible to accept or offer entertainment that is:
• Not business-related
• Conducted in an inappropriate setting
Please note that frequent exchanges of gifts or entertainment with the same individuals or companies (even if the individual amounts involved are modest) may also create real or perceived conflicts of interest.
We avoid conflicts of interest in this area by:
• Ensuring that any gift, promotional item or entertainment offered or received is of modest value, legal, customary, in good taste and clearly related to the legitimate and proper conduct of Enbridge’s business
22 Our Statement on Business Conduct | Integrity
• Paying attention to the value of gifts or entertainment, as well as the frequency with which gifts or entertainment are given to or received from any particular individual or company
• Never offering, giving or accepting any gift or entertainment that could create a sense of obligation on the part of the recipient or otherwise improperly influence a business decision
• Never offering or giving a gift or favor to persons in a position of trust or responsibility (especially government or public officials) to induce them to grant favorable treatment to Enbridge or any of its employees
• Never requesting or soliciting gifts or entertainment of any kind from a current or potential contractor, supplier, vendor or other business partner, unless the request is directly connected to a charitable or philanthropic initiative that has been approved by senior management
• Never accepting gifts or entertainment from a contractor, supplier or vendor during any period when Enbridge is seeking proposals or bids for products or services offered by that contractor, supplier or vendor if you have a decision-making role in determining the successful bidder or proposal
• Contacting the Compliance Department with any questions about giving or receiving gifts or entertainment
Special rules apply when offering or giving gifts, favors and entertainment to government officials and employees of government or state-owned entities. We should always obtain guidance from the Compliance Department before offering or giving any gift, favor or entertainment to such individuals. For additional information, see the section titled Preventing Bribery,
Corruption and Illegal Financing Activity.

Avoiding Conflicts of Interest: How We Work continued from previous page
Outside Employment, Volunteering and Directorships
We must never allow outside activities to interfere with our ability to fulfill our responsibilities to Enbridge.
At Enbridge, we encourage our people to lead fulfilling and enjoyable lives outside of work. Outside activities such as a personal business, a second job, board service or community work may be acceptable as long as we:
• Obtain the approval of our Business Unit President, the CEO or the Board of Directors in case of the CEO, before accepting a position as a director or any similar role with a publicly traded entity or political, government or regulatory agency
• Never allow outside activities to interfere with our job responsibilities, performance or objectivity
• Never participate in activities that compete with Enbridge’s current business or potential business opportunities
• Never contract with or provide services to Enbridge outside the scope of our employment
• Ensure that any decisions we make to contribute Enbridge’s time or resources for community support or charitable activities are approved by senior management
• Never use Enbridge resources, including other employees, vendors, tools, vehicles, buildings or facilities, computing assets or equipment, for outside activities unless we have express approval from senior management or as otherwise may be expressly permitted by policy
• Avoid activities that might damage Enbridge’s business or reputation
24 Our Statement on Business Conduct | Integrity
Relatives and Friends
We must use our best efforts to ensure that our personal and family relationships do not interfere with our responsibilities to Enbridge.
We avoid conflicts of interest in this area by:
• Disclosing in a timely fashion any personal or family relationships that might create an actual, perceived or potential conflict of interest to our People Leaders and the Compliance Department
• Excluding ourselves from the process of selecting or hiring someone as a contractor, supplier, vendor or employee at Enbridge if we have a personal or family connection with that person and ensuring that the Enbridge personnel responsible for the selection or hiring process are made aware of the relationship
• Excluding ourselves from the process of selecting, managing or influencing a relationship with a contractor, supplier, vendor or other business partner if they employ or are controlled by someone with whom we have a personal or family connection
• Avoiding situations where we could manage, supervise or evaluate the performance of someone with whom we have a personal or family connection

Avoiding Conflicts of Interest: How We Work continued from previous page
Taking Opportunities from Enbridge
Working for Enbridge will sometimes enable us to identify a business or investment opportunity that Enbridge may have an interest in pursuing. We bring any discoveries or opportunities related to Enbridge’s business to the attention of an appropriate member of Enbridge’s management team.
We avoid conflicts of interest in this area by:
• Never placing ourselves in a position to gain any personal benefit or interest from a transaction with Enbridge
• Never using our knowledge of non-public information about Enbridge’s activities in the pursuit of personal gain
Political Contributions and Government Lobbying
We must ensure that our own political activities are not connected to Enbridge in any way without proper authorization.
We all have a right to take part in the democratic process. Enbridge also has the right to engage governments legally and constructively in support of its business and operations. We must separate our individual political activities from the actions we take as representatives of Enbridge, which ensures that Enbridge speaks with one voice, lawfully and ethically, in the political arena.
We avoid conflicts of interest in this area by:
• Complying with all applicable political campaign finance, lobbying and election laws
• Never contributing Enbridge funds or assets to political causes without express, written authorization from one of the following: the Business Unit executive responsible for Public & Government Affairs, the Business Unit President, the CEO or the Board of Directors
• Never directly or indirectly attempting to influence our colleagues to support any political cause, party or candidate
• Making it clear that our individual political views and actions are ours alone and not those of Enbridge
• Informing the Compliance Department and obtaining senior management approval prior to seeking or accepting any elected positions or government appointments, so that Enbridge is made aware of any plans and is provided with an opportunity to address any possible conflict of interest
• Contacting the Compliance Department, Law or Public & Government Affairs with any questions about lobbying laws and regulations, including questions about activities that may require public disclosure or reporting
Lobbying & Political Expenditures
Any of the following activities could include a political contribution:
• Buying tickets for a political fundraiser
• Offering our time or our colleagues’ time for political fundraising events during work hours
• Paying for advertisements, office supplies or other expenses of a political organization or campaign
Lobbying can include:
• Any effort to influence a government action
• Simply contacting government representatives, including legislative, regulatory or executive branch officials or their staff members

Protecting Enbridge Assets
We all have an obligation to protect Enbridge’s assets. Assets can include financial assets, physical assets or intangible assets, such as information, intellectual property and our brand and reputation. We act as responsible stewards of Enbridge assets that have been entrusted to our care, including taking personal responsibility to avoid theft, loss, damage, waste and improper use.
28 Our Statement on Business Conduct | Integrity
We Protect our Assets by:
How We Work
Financial Assets include:
Money and anything that can be converted to money, such as stocks, bonds, loans, deposits, credit and purchase cards
Financial Assets
• Always handling Enbridge funds honestly, responsibly and in accordance with applicable Enbridge policies
• Never obtaining, using or diverting Enbridge funds for personal benefit or other unauthorized use
• Using corporate credit cards only in accordance with the
Enterprise Travel, Business Expense & Corporate Card Policy and any related procedures and rules
• Following all Enbridge policies and procedures regarding business travel and entertainment by obtaining approval in advance if we are unsure whether any proposed travel or entertainment complies with applicable policies and procedures

Protecting Enbridge Assets continued from previous page
Intangible Assets, including Intellectual Property and Proprietary and Confidential Information
• Limiting access to proprietary and confidential information in our possession to those who need it to do their jobs and are authorized to receive it
• Never discussing confidential information in public places, whether in person or while speaking on mobile phones
• Never working in public places if there is a risk that confidential information can be viewed or overheard by others
• Never disclosing any invention, improvement, concept, trademark, trade secret or design prepared or developed in connection with our employment with Enbridge, except as required to protect or preserve Enbridge’s rights to such property
• Continuing to protect Enbridge’s proprietary and confidential information after the termination of our employment or contract
• Returning all copies of proprietary and confidential information in our possession immediately upon the termination of our employment or contract
Intangible Assets include:
Information, which includes any data relating to Enbridge’s business, no matter how it is created, distributed, used or stored
Enbridge’s brand, reputation, ideas, inventions, improvements, intellectual property, registered and unregistered copyrights, trademarks, patents and service marks or trade secrets conceived, developed or practiced
30 Our Statement on Business Conduct | Integrity
Physical Assets, including all Computing Assets
• Preventing loss, damage, theft, waste or unauthorized use of Enbridge assets
• Promptly reporting any loss, damage, misuse or theft of assets entrusted to us personally or to which we have access
• Following all Enbridge security policies and procedures, including procedures that apply to the use of identification cards and restrictions upon access to Enbridge offices, stations and work sites
• Using or authorizing the use of Enbridge vehicles, equipment, supplies and other property for business purposes only, except for incidental personal use of such assets that is expressly authorized by applicable Enbridge policies
• Using Enbridge communications systems and devices responsibly, with only limited and incidental personal use as expressly permitted by the Acceptable Use of Computing Assets Policy
• Never accessing, distributing or creating illegal, obscene, pornographic, defamatory or inappropriate material with Enbridge’s computing assets
• Never leaving confidential information, or devices containing such information, in an unsecured location
• Reporting loss or theft of any Enbridge computing asset or any personal device registered under the Bring Your Own Device (BYOD) program immediately
For more information see Enbridge’s Acceptable Use of Computing Assets Policy, IT Security Risk Management Policy, Email Management Policy, Enbridge’s Canadian Anti-Spam Legislation Standard, Social Media Guidelines and your Enbridge business unit’s transportation and security awareness policies and procedures.
Physical Assets include:
Anything of a tangible nature provided by Enbridge to its employees for use in conducting Enbridge’s business (e.g., computing assets, mobile phones, materials, tools, machinery, vehicles, furniture, office equipment and supplies), as well as land and buildings leased or owned by Enbridge
Computing Assets & Privacy
Employees and contractors must be aware that all messages and electronic files produced, stored or carried on Enbridge computing assets and networks are Enbridge property and as such are subject to Enbridge review, audit, interception, monitoring and access Employees and contractors should not have any expectation of privacy in connection with their use of Enbridge computing assets and networks

Managing Records Responsibly
We comply with all Enbridge records management policies in order to protect Enbridge’s proprietary and confidential information and ensure that Enbridge complies with its legal and regulatory obligations.
Key Terms &
Definitions
Personal information – is information about an identifiable customer, landowner, employee or other individual. It can include an individual’s home address, date of birth, age, race, religion, political affiliation, sexual orientation, social security or social insurance numbers, financial account numbers, medical information and a range of other identifying information that individuals have not expressly consented to share publicly.
Personal information does not include aggregated information that cannot be associated with a specific individual. It also does not typically include business contact information (including name and job title) or information that is publicly available.
Enbridge Record – Enbridge work activities routinely result in the creation and receipt of documents, data and other information (Recorded Information). When Recorded Information provides evidence of Enbridge business transactions, decisions and other significant actions, it is called a Record.
Records can occur in any format (e.g., paper or electronic) or location (e.g., central filing areas, individual work stations or computing media).
Records are subject to Enbridge’s Records Retention Schedule, which establishes standard time periods for keeping different categories of Records.
32 Our Statement on Business Conduct | Integrity
We Comply with Legal and Regulatory Requirements Related to Records Management by:
How We Work
• Protecting Enbridge records against unauthorized access, loss or damage
• Being diligent in the creation, storage and retention of records and complying with applicable laws and Enbridge’s records and information management policies
• Never using our Enbridge-issued or personal mobile communication devices to create Enbridge records through text or instant messaging applications
• Using Enbridge email to capture and transmit Enbridge records
• Taking immediate steps to follow and implement any preservation or “legal hold” directive issued by the Law Department pursuant to Enbridge’s Records Discovery Policy
• Collecting, using and disclosing personal information only in accordance with Enbridge’s privacy policies
For more information see Enbridge’s Records Management Policy, Records Discovery Policy, Records Retention Schedule, Back-up Policy, Email Management Policy, Acceptable Use of Computing Assets Policy and each Enbridge business unit’s applicable privacy policies and standards.

Ensuring Proper Accounting, Financial Reporting and Public Disclosure
The securities of certain Enbridge entities are publicly traded and Enbridge is therefore subject to securities laws and regulations that require full, true and plain disclosure. We keep complete and accurate books of account, records and other financial documents and publicly disclose material information in a clear, timely and truthful manner.
34 Our Statement on Business Conduct | Integrity
We Ensure that we Meet our Accounting, Financial Reporting and Public Disclosure Obligations by:
How We Work
For more information
see each Enbridge business unit’s applicable policies and standards on authorities and spending limits, the Enbridge Inc. Disclosure Guidelines, Enbridge’s Contracts Policy and Enbridge’s Whistle Blower Policy.
• Complying with the U.S. Sarbanes-Oxley Act and applicable Canadian and U.S. securities laws
• Complying with generally accepted accounting principles and internal controls
• Reporting complete, accurate and timely information for all assets, liabilities, transactions, financial reports and filings
• Never participating in the creation of any record intended to conceal an improper transaction
• Never concealing or working with others to conceal knowledge of any untruthful, misleading or inaccurate statement or record, whether intentionally or unintentionally made
• Speaking up and reporting transactions that do not appear to serve a legitimate commercial business purpose to our People Leaders, the Chief Audit Executive, the Law Department or the Compliance Department
• Cooperating with internal and external auditors, the Controller or other officers of Enbridge to ensure that all issues relating to internal and external audit reports are resolved
• Taking care to ensure that any presentations or proposals we make to investors, investment analysts, customers, business partners or others are truthful and do not contain inaccurate or misleading information
• Ensuring that all contracts to which Enbridge is a party are documented in writing
• Never accepting any “side” or “comfort” letters which are not attachments to the main contract except on the advice of the Law Department
• Seeking guidance from the Chief Audit Executive, the Law Department or the Compliance Department whenever we are in doubt

Preventing Fraud
Fraud is a deliberate deception that is intended to harm another person or organization for personal gain. Unethical actions intended to obtain personal benefits or achieve business goals constitute fraud. Fraud can take many forms, such as theft of property; false entries in Enbridge’s books of account; receipt of improper personal benefits from vendors, customers or other third parties (i.e., kickbacks); expense reports that contain false or misleading information; diverting Enbridge property or funds for personal use; and other acts of dishonesty. We take personal responsibility to prevent fraud, waste and abuse that could compromise investor value and damage Enbridge’s reputation.
36 Our Statement on Business Conduct | Integrity
We Prevent Fraud by:
How We Work
• Reporting any suspicious activities or transactions to the Compliance Department, the Chief Audit Executive or the Hotline
• Paying attention to circumstances or situations that create the risk of fraud or theft to Enbridge, our colleagues, customers, shareholders, business partners or others with whom we interact
• Submitting truthful, timely and complete expense claims and time reports with all required supporting documentation
• Following all Enbridge policies and procedures that apply to procurement, vendor selection, contracting and invoice approvals
• Thoroughly reviewing all expense reports (including receipts) prior to approving them (if you are a People Leader)

Avoiding Insider Trading and Tipping
In the course of our day-to-day work, many of us have access to material information about Enbridge (and occasionally other companies) that has not been generally disclosed to the public. We never use or disclose material non-public information about Enbridge or any other company for any purpose, including the buying or selling of securities, except in the necessary course of business.
Insider trading occurs when an individual with knowledge of material non-public information about a company uses that information to purchase or sell securities of that company. Information is “material” if a reasonable person would consider it important in deciding whether to make an investment. Insider trading is illegal and violations of the laws that prohibit insider trading carry significant penalties both for Enbridge and the offenders, including imprisonment within certain circumstances for individuals convicted of insider trading offences.
Key Terms &
Definitions
Insider Information is any material information relating to the business and affairs of Enbridge that has not been generally disclosed to the public and that, if known, would result, or be reasonably expected to result, in a significant change in the market price or value of any securities of Enbridge. Examples of insider information include: unpublished financial results, pending stock splits, dividend policy changes, expansions or curtailments of operations, operational incidents, proposed public or private sales of additional securities, major reorganizations, amalgamations or mergers, anticipated acquisitions or dispositions and pending major litigation. Material information is considered non-public until at least two (2) clear trading days have passed after the public release of the information.
Tipping is illegal and includes directly or indirectly passing along insider information about any company (including Enbridge) to anyone, including friends or relatives, unless the disclosure is made in the necessary course of business. A person who receives insider information about a company from another person is also prohibited from disclosing that insider information to anyone.
38 Our Statement on Business Conduct | Integrity
We Prevent Insider Trading and Tipping by:
How We Work
• Complying with the Enbridge Inc. Disclosure Guidelines and Insider Trading and Reporting Guidelines
• Never using insider information to purchase or sell securities of any Enbridge entity that is a reporting issuer, including Enbridge Inc., Enbridge Income Fund Holdings Inc., Enbridge Income Fund, Enbridge Pipelines Inc., Enbridge Gas Distribution Inc., Enbridge Energy Partners, L.P., Enbridge Energy Management, L.L.C., Midcoast Energy Partners, L.P. or those of any other entity that may be involved with an undisclosed transaction to which an Enbridge entity is a party
• Never engaging in tipping (as defined) to anyone, including spouses, friends and relatives
• Only sharing insider information with fellow employees on a “need-to-know” basis
• Protecting insider information from unauthorized disclosure
• Directing all inquiries from financial analysts or others who work in the financial and investment communities to Investor Relations
For more information see Enbridge Inc. Disclosure Guidelines and Insider Trading and Reporting Guidelines.

Preventing Bribery, Corruption and Illegal Financing Activity
We act with integrity by never offering or accepting payments, inappropriate gifts or anything of value that could influence a business decision. We also ensure that Enbridge networks, services or business processes are not used for money laundering or illegal financing activity.
Offering or accepting bribes and/or kickbacks is illegal, unethical and a violation of the Statement. We ensure that all interactions with public officials (including interactions involving agents or third parties retained to act on Enbridge’s behalf) comply with applicable laws prohibiting bribery and corruption wherever Enbridge conducts business. Local customs or the practices of other companies can never be used to justify the payment or receipt of a bribe or any other corrupt act. We recognize that any allegation or claim that Enbridge may have been complicit in a money-laundering scheme could result in fines or penalties and cause serious damage to our reputation. We must take steps to ensure that our business and systems are not used as conduits to launder money or facilitate criminal activity, including terrorism.
Key Terms &
Definitions
A bribe occurs when someone gives or promises another person something of value to obtain a benefit or favorable treatment. Bribes do not always come in the form of cash, bank transfers or even gifts. They can take the form of anything with value, such as job offers, contracts or favors for family and friends.
Kickbacks are payments that may be given or received in return for a favorable decision, outcome or business transaction. For example, if an Enbridge vendor pays a percentage of its service fee to an Enbridge employee in exchange for the employee’s agreement to send more Enbridge business to the vendor, the payment to the employee is a kickback.
Facilitation payments (sometimes called “grease payments”) are payments made to a public official to secure or speed up routine, non-discretionary and legal government actions. Examples include payments made to a public official in order to obtain or expedite permits, processing government papers, providing police protection and scheduling inspections.
Public Officials are representatives, officers or employees of a state-owned or controlled enterprise, including any person acting in an official capacity for or on behalf of any state or political party. Examples can include elected representatives of government, executives and employees of state-owned enterprises, employees of regulatory agencies and law enforcement officers.
Money laundering includes any act that seeks to conceal or disguise the nature or origin of funds derived from illegal activities, such as fraud, corruption, organized crime and terrorism. Money launderers often try to funnel unlawful proceeds through financial transactions and legitimate businesses, making illegal funds appear to be legitimate.
40 Our Statement on Business Conduct | Integrity
We Prevent Bribery, Corruption and Illegal Financing Activities by:
How We Work
Speak Up
Report any suspicious activities, transactions or alleged violations of Enbridge policy or applicable law immediately to Compliance, Law or the Hotline
• Never offering, promising or giving anything of value to anyone nor receiving anything of value from anyone in order to gain a business advantage for Enbridge or a personal advantage for ourselves
• Never paying or offering to pay facilitation payments
• Conducting due diligence checks on agents or other third parties retained to act on Enbridge’s behalf and monitoring their activity on any ongoing basis for corruption-related risks after they have been retained
• Conducting due diligence checks on prospective joint venture partners or other counterparties and ensuring that all contracts entered into with such parties require compliance with applicable anti-bribery, anti-corruption and illegal financing activity laws
• Recording the nature and purpose of all transactions and expenditures accurately and transparently in Enbridge’s books of account
• Always following Enbridge’s policies related to giving and receiving gifts and entertainment
• Being vigilant about any unusual or suspicious activity, especially in relation to the use of our business assets, processes or systems
• Never engaging in or assisting with activities that conceal or disguise the nature, location, source, ownership or control of funds
• Never permitting or facilitating the movement of funds across national borders if we know of or suspect unlawful activity
For more information see the sections of this Statement titled Gifts and Entertainment and Preventing Fraud.

Operating Regulated Businesses
We operate with integrity and build trust in our relationships by complying with all rules and regulations applicable to our many regulated businesses and communicating with regulators in an open and timely manner.
Enbridge’s business and operations are regulated by a multitude of agencies. Regulatory agencies often require Enbridge to comply with orders, permits or certificates that allow Enbridge to charge rates or tolls for services, construct and operate facilities and conduct other aspects of Enbridge’s business. Some regulations or codes also require certain Enbridge entities to comply with standards of conduct regarding matters such as sharing services and sharing information with affiliates.
42 Our Statement on Business Conduct | Integrity
We Comply with Regulatory Requirements by:
How We Work
• Understanding the regulatory requirements that apply to our roles at Enbridge
• Complying with all commitments made to regulators and other parties in connection with regulatory proceedings and applications
• Seeking the advice of the Law Department if we are unsure about any regulatory issue or requirement
• Directing inquiries from regulatory agencies to Enbridge personnel expressly authorized to deal with such inquiries
• Seeking guidance from our People Leaders, Law or Public & Government Affairs if we are unsure whether we are authorized to deal with regulatory agencies
• Ensuring that transactions with affiliated companies are properly documented and priced in accordance with applicable affiliate rules
• Providing for any required physical, financial and information separation between regulated and unregulated businesses
• Conducting regulated services in a non-preferential and non-discriminatory manner
For more information consult with the Law Department or Public & Government Affairs.

Competition and Anti-Trust Laws
Canada, the United States and many other countries have enacted laws that prohibit certain corporate or individual behaviors that are considered to be anti-competitive. Prohibited behavior can include agreements with competitors to fix or control prices, allocate customers or markets or restrict access to products and services. Competition and anti-trust laws also restrict access to businesses with a dominant position in a marketplace from using their position in a manner that lessens or prevents competition. Competition laws also prohibit making untrue statements of material fact or omitting material facts from promotional materials.
44 Our Statement on Business Conduct | Integrity
We Comply with Competition and Anti-Trust Laws by:
How We Work
• Understanding and complying with all applicable competition and anti-trust laws wherever we do business
• Never engaging in the following activities:
- Entering into agreements with competitors to allocate customers or markets, control prices, boycott suppliers or restrict products and services
- Abusing a dominant position to lessen competition
- Misleading advertising
• Contacting the Compliance Department or the Law Department immediately if a competitor attempts to discuss any of the above topics with Enbridge
• Conducting all relations with competitors, including social activities, as if they will be examined by law enforcement or regulatory agencies
• Never misrepresenting Enbridge’s offerings or making false claims about competitors’ offerings
• Selecting contractors, suppliers, vendors and other business partners on the basis of merit and objective criteria in accordance with Enbridge’s supply chain management policies
• Communicating honestly in our business relationships and never attempting to gain an unfair advantage through the disclosure of incomplete, inaccurate or misleading information
For more information consult with the Law Department or Compliance Department

Responding to Inquiries from Shareholders, Financial Analysts and the Media
Our customers, the investment community and the public rely on the information we release through the media and other communication channels. We take care to avoid inaccurate or unintended disclosure of non-public, confidential or sensitive material about Enbridge or its people. We speak with one voice in an informed way when communicating with the media, financial analysts, investors and the general public.
We refer all external inquiries to the appropriate Enbridge department.
Contact Information
Enbridge’s toll-free media lines Canada: 1-888-992-0997 media@enbridge.com
United States: 1-877-496-8142
USmedia@enbridge.com
46 Our Statement on Business Conduct | Integrity
We Respond to Inquiries from Shareholders, Financial Analysts and the Media by:
How We Work
• Being friendly and courteous
• Never responding to inquiries concerning Enbridge, unless we are expressly authorized to speak on Enbridge’s behalf
• Referring inquiries, as appropriate, to Public & Government Affairs, Investor Relations or Enbridge’s toll-free media lines
• Never sharing non-public information about Enbridge, unless we are expressly authorized to do so
For more information see Enbridge Spokesperson Policy and Enbridge Inc. Disclosure Guidelines.

Using Social Media Responsibly
Social media include websites, networking and online tools which allow users to interact with each other in diverse ways - by instantly sharing information, opinions, knowledge and interests. Social media is an important and influential communication resource that Enbridge uses in several ways: we listen to social media conversations to understand people’s views; we analyze social media metrics to identify and measure trending conversations related to our business; and we pursue engagement opportunities to share our Enbridge stories.
48 Our Statement on Business Conduct | Integrity
We use Social Media Respectfully and Responsibly by:
How We Work
• Maintaining constant awareness that our online activities may reflect on Enbridge
• Never engaging in blogging or similar activities that may lead to the disclosure of Enbridge proprietary information or that could harm the reputation of Enbridge and/or any of its employees, contractors, suppliers, vendors, business partners or landowners
• Communicating with integrity and respect, always ensuring our comments are business-appropriate
• Letting people know when views expressed are our own and not those of Enbridge
For more information see Enbridge’s Social Media Guidelines, Social Media Definitions, Electronic Communication Standards, Acceptable Use of Computing Assets Policy, Disclosure Guidelines and each Enbridge business unit’s privacy policies.

Our value of
Safety
2
Enbridge is committed to ensuring everyone returns home safely at the end of each and every day and that our assets are operated in a safe manner. This commitment to safety is based on caring for our employees, our contractors, the communities in which we operate and the environment. The expectations set out in this section are based upon Enbridge’s Health & Safety Principles.

Promoting a Safe and Healthy Workplace
We are all accountable for keeping ourselves and each other safe at work. We do this by following the Enbridge Health & Safety Principles and adhering to all policies and procedures, including our Lifesaving Rules.
52 Our Statement on Business Conduct | Safety
We Promote a Safe and Healthy Workplace by:
How We Work
• Complying with all applicable occupational health and safety laws, regulations, codes and standards
• Ensuring that our actions and decisions are guided and informed by our duty to protect the public, members of our team and the environment
• Basing our actions and decisions on our Health and Safety Principles, Lifesaving Rules and all other Enbridge policies and procedures that apply to us
• Speaking up when we have a safety question or concern

Promoting a Safe and Healthy Workplace continued from previous page
Our Health & Safety Principles
1 All injuries, incidents, and occupational illnesses can be prevented.
2 All operating exposures can be controlled.
3 Management is accountable for safety performance.
4 All employees/contractors are responsible for safety.
5 Assessment and improvement are a must.
6 We promote off-the-job health and safety for our employees 24/7.
54 Our Statement on Business Conduct | Safety
Our Lifesaving Rules
1. Hazard Management
Always ensure an analysis of potential hazards has been completed and proper authorization received prior to starting the work.
2. Driving Safety
Only drive a vehicle or operate equipment when not
under the effect of alcohol or any substances that
cause impairment.
3. Confined Space Entry
Always follow procedures for Confined Space Entry.
4. Ground Disturbance
Always follow procedures for locating, positively
identifying and excavating buried facilities.
5. Isolation of Energized Systems
Always follow procedures for Lockout / Tag-out.
6. Reporting of Safety Related Incidents
Always report significant safety related incidents.

Protecting the Environment
Safe and reliable operations are the foundation of our business and our success. It is our duty and responsibility to reduce our environmental impact while delivering the energy that powers society.
We are committed to environmental protection and stewardship. We promote responsible environmental practices and continual improvement.
56 Our Statement on Business Conduct | Safety
We Protect the Environment by:
How We Work
• Complying with all applicable environmental laws, regulations, codes, standards and commitments
• Maintaining world-class standards for engineering and design
• Continuously monitoring our infrastructure and operations
• Engaging in ongoing maintenance and enhancement of our pipelines and facilities
• Maintaining comprehensive incident response and environmental mitigation plans to respond – safely, rapidly and effectively – if an incident occurs
• Reporting all environmental incidents and concerns to our People Leaders, our business unit’s Health, Safety and Environment Department, the Law Department or the Compliance Department
For more information see Enbridge’s Corporate Social Responsibility Policy and Climate Change Policy.

Maintaining an Alcohol and Drug-Free Workplace
An alcohol and drug-free workplace is vital to Enbridge’s reputation and business performance. Additionally, our value of Safety requires that each of us report to work free from the influence of any substance that could impair our actions or judgment, create a dangerous situation or prevent us from doing our jobs safely.
58 Our Statement on Business Conduct | Safety
We Maintain an Alcohol and Drug-Free Workplace by:
How We Work
• Knowing and complying with our Enbridge business unit’s alcohol and drug policy
• Arriving at work fit for duty and free from the influence of alcohol or drugs that are prohibited under our Enbridge business unit’s alcohol and drug policy
• Never using, possessing or selling drugs, controlled substances or drug paraphernalia on Enbridge’s property or while conducting Enbridge business
• Taking immediate action if we see a co-worker who may be impaired by alcohol or drugs while at work
For more information
see each Enbridge business unit’s drug and alcohol policy and related standards.

Our value of
Respect
3
A positive work environment helps us thrive together – collaborating, innovating and performing at our best. At Enbridge, we value the contributions of others, take the time to understand other perspectives and treat everyone with unfailing dignity and respect.

Promoting an Inclusive and Respectful Workplace
At Enbridge, we are committed to maintaining a workplace culture of mutual trust and respect. Employment decisions are based on relevant skills and experience, while always complying with applicable legal requirements.
Everyone has the right to feel safe and supported at work. An inclusive and respectful workplace allows us to be engaged and productive members of the Enbridge team. We value our individual differences, unique perspectives and backgrounds, as well as the variety of contributions we bring to the Enbridge team.
Behavior that interferes with our work or creates an offensive, intimidating, disruptive, abusive or hostile work environment is prohibited and can result in disciplinary action, up to and including termination.
62 Our Statement on Business Conduct | Respect
Values Spotlight - Respect
• Value the contributions of others
• Take the time to understand the perspectives of others
• Treat everyone with unfailing dignity Examples of Harassment
• Unwelcome flirting, inappropriate touching, sexual advances or remarks
• Offensive or disparaging comments, slurs or jokes
• Displaying, storing, sharing or distributing written or graphic material that ridicules, insults or shows hostility toward a group or individual
• Displaying, storing, sharing or distributing pornographic, obscene or sexually suggestive content
We Promote an Inclusive and Respectful Workplace by:
How We Work
• Treating colleagues, contractors, suppliers, vendors, business partners, customers and others in a considerate and professional manner at all times
• Prohibiting unlawful discrimination by reason of race, ancestry, color, ethnic origin, citizenship, religion or creed, gender, sexual orientation, age, marital status, family status, disability or any other characteristic protected by law
• Making employment-related decisions, including decisions about how to recognize, reward or discipline employees, by using objective criteria related to job performance and qualifications and ensuring that results are achieved in a manner consistent with Enbridge’s values
• Avoiding any behavior that could reasonably be interpreted by others as violent, offensive, intimidating or insulting
• Reporting any harassing behavior, workplace violence (including threats of violence), instances of improper treatment or discrimination to our People Leaders, Human Resources, Enterprise Security, Law, Compliance or the Hotline

Respecting Human Rights and Conducting Business in a Socially Responsible Manner
We conduct our business in an ethical and socially responsible manner. Enbridge’s values guide our actions for respecting human rights and maintaining our reputation as an ethical and responsible employer, business partner and corporate citizen.
64 Our Statement on Business Conduct | Respect
We Respect Human Rights and Conduct our Business in a Socially Responsible Manner by:
How We Work
• Engaging with Indigenous communities, land owners, customers and members of the public in a sensitive and respectful manner
• Never tolerating human rights abuses or being complicit in any activities that cause or contribute to abuse
• Respecting our employees’ right to freedom of association, as well as all other legally protected workplace rights
• Reporting any concerns that a contractor, supplier, vendor or other business partner may not be meeting our standards for the respect of human rights to our People Leaders, Human Resources, Law or Compliance
For more information
see Enbridge’s Corporate Social Responsibility Policy, Employee Engagement Policy & Indigenous Peoples Policy.

ENBRIDGE®
Life Takes Energy™